UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM
6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16
or
15d-16
Under the
Securities Exchange Act of 1934
August 10, 2023
Commission File Number:
001-32482
WHEATON PRECIOUS METALS CORP.
(Exact name of registrant as specified in its charter)
Suite 3500, 1021 West Hastings Street
Vancouver, British Columbia
V6E 0C3
(604)
684-9648
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form
20-F
or Form
40-F.
Form
20-F    ☐                Form
40-F    ☑
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐
Exhibits 99.1, 99.2, 99.3, 99.6, 99.7 and 99.8 to this report on Form
6-K
shall be incorporated by reference as additional exhibits to the registrant’s Registration Statements on Form
S-8
(File
No. 333-128128),
on Form
F-10
(File
No. 333-271239)
and on Form
F-3D
(File
No. 333-194702)
under the Securities Act of 1933, as amended.

Table of Contents
DOCUMENTS FILED AS PART OF THIS FORM
6-K
See the Exhibit Index to this Form
6-K.
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WHEATON PRECIOUS METALS CORP.

August 10, 2023	By:	/s/ Curt Bernardi
		Name:	Curt Bernardi
		Title:	Senior Vice President, Legal
and Corporate Secretary

Table of Contents
EXHIBIT INDEX

99.1	News Release dated August 10, 2023

99.2	Management’s Discussion and Analysis for the period ended June 30, 2023

99.3	Unaudited Interim Consolidated Financial Statements for the period ended June 30, 2023

99.4	Certification of the Chief Executive Officer pursuant to Form 52-109F2

99.5	Certification of the Chief Financial Officer pursuant to Form 52-109F2

99.6	Consent of W. Carson

99.7	Consent of N. Burns

99.8	Consent of R. Ulansky